ROTH CH HOLDINGS, INC.

2340 Collins Avenue, Suite 402

Miami, FL 33141

August 12, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Uwem Bassey

Matthew Derby

Re:	Roth CH Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed June 4, 2025 File No. 333-287287

Dear Mr. Bassey,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 2, 2025 with respect to the Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) submitted to the SEC on June 4, 2025 by Roth CH Holdings, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) submitted to the SEC concurrently with the submission of this letter.

Form S-4/A filed June 04, 2025
Cover Page

1.	We note your disclosure that you may be a controlled foreign company. Please clarify your disclosure to state, if true, that upon the completion of the proposed merger, the combined company will be a “controlled company” under the Nasdaq listing rules. To the extent necessary, please also add a risk factor discussing the risks to shareholders related to owning shares in a controlled company.

Response: We acknowledge the Staff’s comment and respond that upon the completion of the proposed merger, the combined company will not be a “controlled company” under the Nasdaq listing rules. Accordingly, no revisions have been made to the Amended Registration Statement.

Prospectus Summary, page 24

2.	Please provide a brief description in the prospectus summary of the material terms of material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions, and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K.

Response: We acknowledge the Staff’s comment and note that the Company is not a SPAC and as such is not subject to Item 1604(b)(5) of Regulation S-K, however, the Company has revised its disclosures. See pages 25, 88, 89 and 175-188 of the Amended Registration Statement.

3.	Please revise the prospectus summary to include, in tabular format, the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and note that the Company is not a SPAC and as such is not subject to Item 1604(b)(4) of Regulation S-K, however, the Company has revised its disclosures. See Cover Page and pages 14 of the Amended Registration Statement.

Background of the Business Combination, page 122

4.	We note that the Roth CH Holdings trust account was liquidated and the company delisted from NASDAQ. Please revise here and elsewhere as appropriate to discuss the business purpose and reasons for the merger between Sharon AI and Roth CH Holdings. In that regard, we note that there are no funds available in the trust account for use by Sharon AI in effectuating its business plan, and the transaction appears to contemplate substantial dilution to existing shareholders. Finally, revise your risk factors to discuss any regulatory restrictions on the combined entity due to the merger with a blank-check company.

Response: We acknowledge the Staff’s comment and have revised the disclosures accordingly. Please see pages 131 of the Amended Registration Statement discussing the business purpose and reasons for the merger in light of there being no funds available in the trust account for use by Sharon AI in effectuating its business plan, and the transaction contemplating dilution to existing shareholders. Please see pages 132 of the Amended Registration Statement discussing regulatory restrictions on the combined entity due to the merger with a blank-check company.

Roth CH Board of Directors’ Reasons for the Approval of the Business Combination, page 125

5.	Please revise to clarify whether the board obtained any projected financial metrics, or a fairness opinion from a financial advisor. To the extent such information or opinion was reviewed by the board, please include a discussion of those projections, and the opinion. To the extent they were not available to the board, please provide a discussion regarding any potential limitations in evaluating the business and revise your risk factors as appropriate.

Response: We acknowledge the Staff’s comment and have revised the disclosures accordingly, see pages 134 of the Amended Registration Statement.

The Business Combination Agreement, page 127

6.	We note that you are focused on the “Artificial intelligence field of technology.” Please expand your business operations disclosure to provide a materially complete discussion regarding your artificial intelligence and high performance computing, machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence use and whether you utilize third- party artificial intelligence products.

Response: We acknowledge the Staff’s comment and have revised the disclosures accordingly, see pages 135 of the Amended Registration Statement where we clarify that SharonAI provides high performance computing infrastructure-as-a-service, but does not develop artificial intelligence technologies or applications.

Unaudited Pro Forma Combined Financial Information
Unaudited Pro Forma Combined Balance Sheet, page 177

7.	We note that you believe the Business Combination is not within the scope of ASC 805 because neither Domestication Sub or Roth meet the definition of a business in accordance with ASC 805. We further note from adjustments 2(g) and 3(a) that you are accounting for the Business Combination in accordance with ASC 718 with an expense reflected for the difference between the fair value of the SharonAI Ordinary Shares issued to Roth shareholders as compared to the fair value of Roth’s net liabilities. Tell us why you believe the transactions should be accounted for in accordance with ASC 718 with compensation expense recognized for the service of a stock exchange listing. Clarify why fair value of SharonAI shares issued in exchange for Roth shares is included in these adjustments. Please cite the authoritative literature that supports your presentation. Describe your consideration of accounting for the reverse recapitalization as a capital transaction for the net monetary assets of Roth and Domestication Sub. In addition, since there is a negative net monetary assets it would appear that the transaction would result in a reduction of equity. Further, given that the legal acquirer had a negative equity position, we believe that the amount of the difference between the par value of securities owned by the shareholders of the shell company and the net liability acquired should be charged to retained earnings rather than additional paid- capital. That is, except for the Roth cash transaction costs it appears the transaction should only impact equity. Please advise or revise.

Response: We acknowledge the Staff’s comment and have revised the disclosures accordingly, see pages 197, 200, 203 and 204 of the Amended Registration Statement.

Unaudited Pro Forma Combined Statement of Operations, page 178

8.	Please explain why you have not included any transaction accounting adjustments for the three months ended March 31, 2025.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff of the following response regarding pro-forma adjustments.

The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X, which requires presentation of pro forma condensed financial information to illustrate the effects of significant transactions as if they had occurred at the beginning of the fiscal year presented. Accordingly, the pro forma adjustments reflect the consummation of the transaction as if it had occurred on January 1, 2024.

As a result, all transaction-related adjustments, including purchase accounting allocations, acquisition-related expenses, and any financing impacts, have been fully reflected in the pro forma statement of operations for the fiscal year ended December 31, 2024 and in the pro forma balance sheet as of March 31, 2025. The March 31, 2025 pro forma balance sheet reflects the historical balance sheet of the combined entity as of that date, inclusive of the effects of the transaction as if it had occurred on January 1, 2024.

No further pro forma adjustments were required for the three months ended March 31, 2025, as there were no material transactions or events during that interim period that would necessitate modification of the historical financial results to conform with the pro forma presentation or to reflect synergies, restructuring actions, or other transaction-related impacts consistent with FRM 3250.5

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SharonAI, page 222

9.	Please tell us whether you performed interim and annual impairment tests for goodwill and intangible assets and if so, revise your disclosures to include critical accounting policies that discuss the results of the impairment analyses. Also, given the materiality of your goodwill balance and to provide investors with useful and meaningful information necessary to understand how you determined whether an impairment charge is necessary as well as the probability of future goodwill impairment, please revise to provide the following disclosures:

●	the date that you perform your annual goodwill impairment test each year;

●	a discussion of how goodwill and intangible assets are tested, including whether you performed a qualitative and/or quantitative test;

●	the specific factors and critical assumptions used to estimate the fair value of the reporting unit(s) and the degree of uncertainty associated with your key assumptions;

●	potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions and;

●	the percentage by which the estimated fair value of your reporting unit(s) exceed the carrying value and whether goodwill is at risk of impairment.

Response: We acknowledge the Staff’s comment and have revised the disclosures accordingly, see pages 223 of the Amended Registration Statement.

Goodwill is tested for impairment at least annually, at the beginning of the fourth fiscal quarter, or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

Finite- lived intangible assets are assessed for impairment under ASC 360-10 if events suggest their carrying amount may not be recoverable. The Company did not identify any impairment indicators and thus did not perform an impairment analysis on the intangible assets.

The Company performs its goodwill impairment assessment in accordance with the guidance in ASC 350, Intangibles—Goodwill and Other, using both qualitative and quantitative factors. In accordance with the standard, management evaluated qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If such indicators are present, a quantitative impairment test is performed to determine whether the carrying amount of goodwill exceeds its fair value. Based on the qualitative assessment there were no indicators identified requiring a further quantitative analysis.

SharonAI Consolidated Financial Statements
Consolidated Statements of Changes in Stockholders’ Equity, page F-88

10.	Please provide an itemized chronological schedule covering all SharonAI equity instruments issued since the beginning of fiscal 2024 through the date of your response. Please provide the following information separately for each equity issuance:

●	the date of the transaction;

●	the identity of the recipient, indicating if the recipient was a related party;

●	nature and terms of the transactions;

●	the number of shares issued;

●	per share amount paid;

●	management’s fair market value per share estimate and how the estimate was made and;

●	an explanation of how the fair value of the preferred stock and common stock relate.

Please reconcile each share issuance in your response to your Consolidated Statements of Changes in Stockholders’ Equity and cross reference such amounts to the disclosures throughout your filing.

Response: Please see attached file “SAI Share Transaction History Workbook” for complete details of all equity transactions in SharonAI since inception.

All equity transactions described herein have been valued based on management’s good faith estimate of the Company’s overall valuation at the time of issuance. This estimation has been informed by various qualitative and quantitative factors, including the Company’s operational progress, financial performance, market conditions, industry progress, and the terms upon which third-party investors have been willing to invest capital. In particular, management has considered the implied valuation from recent arms-length financings and expressions of investor interest as indicative of fair value for equity instruments issued in such transactions.

Notes to the Consolidated Financial Statements
Note 4. Acquisitions, page F-95

11.	We note from your disclosures that the DSS Acquisition completed by SharonAI was accounted for using the acquisition method of accounting for business combinations under the provisions in ASC 805 and the excess of the purchase price over the identifiable intangible and net tangible assets is allocated to goodwill. Please provide us with a detailed analysis that supports your accounting acquirer conclusion and an evaluation of all the factors you considered in the identification of the accounting acquirer. We refer you to ASC 805-10-55-11 through 55-15. As part of your response, tell us your consideration of whether the DSS Acquisition represents a common control transaction that is outside the scope of business combination guidance and as such, the net assets of DSS should be recognized at carryover basis. Specifically, address how you considered the guidance in ASC 805-10-15-4(c) and ASC 805-50-15-6.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff of the following analysis related to the DSS Acquisition.

Consistent with the guidance in ASC 805-10-15-4(c) and ASC 805-50-15-6, we evaluated whether the DSS Acquisition represents a common control transaction that is outside the scope of business combination guidance. Prior to the DSS Acquisition, DSS was owned as to 11% by Andrew Leece, 7% by Nick Hughes-Jones, 9% by James Manning and 73% by external minority shareholders. Prior to the DSS Acquisition, SharonAI was owned as to 27% by Andrew Leece, 27% by Nick Hughes Jones, 27% by James Manning and 19% by other minority shareholders. After the transaction, DSS was owned 95% by SharonAI and 5% by external minority shareholders. Though there was common ownership between DSS and SharonAI prior to the DSS Acquisition, no single individual or enterprise held more than 50% of the voting ownership interest in DSS. Management concluded that common control did not exist and the DSS Acquisition is in the scope of business combination guidance.

Paragraph 805-10-25-5 provides the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest should be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. Based on our analysis, we have determined that DSS does not meet the criteria to be a Variable Interest Entity (VIE) under ASC 810-10. As a result, in the absence of clear guidance indicating the acquirer, we conducted a detailed assessment using the factors outlined in paragraphs ASC 805-10-55-11 through 55-15 to arrive at our determination of the accounting acquirer.

Since the business combination primarily involved exchanging equity interests rather than cash or other assets, we started our analysis using the guidance specified in ASC 805-10-55-12 instead of ASC 805-10-55-11.

ASC 805-10-55 Criteria	Analysis	Accounting Acquirer Conclusion

55-12(a): The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Following the consummation of the Share Purchase Agreements through June 30, 2024, the original shareholders of SharonAI held 265,300 shares of Common Stock, 15,000 shares of Preferred Shares – Class A and 27,000 shares of Preferred Shares – Class B. Each share of Series A Preferred Stock entitles the owners to cast 160 votes for each share held. Each Share of Series B Preferred Stock entitles the owners to cast 25 votes for each share held, and each Share of Common Stock shall be entitled to cast one vote for each share held. The original shareholders of SharonAI held 3,370,000, or 84% of the 3,945,384 voting rights of SharonAI. The legacy DSS shareholders held 605,084, or 16% of the voting rights of SharonAI.

SharonAI

55-12(b): The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

	Not applicable, as SharonAI is expected to hold a significant (over 84%) voting interest.	SharonAI
55-12(c): The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.	With a majority interest in SharonAI, the original shareholders of SharonAI have the authority to appoint all directors and exercise control over the combined entity as per state law.	SharonAI

55-12(d): The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	The original SharonAI co-founders, Nick Hughes-Jones and Andrew Leece serve as SVP, Business Development and Chief Operating Officer, respectively of the combined entity. Wolf Schubert serves as CEO of the combined entity. Wolf was hired from a third party at the direction of the board	SharonAI

55-12(e): The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

	SharonAI paid a premium over the pre-combination fair value of DSS, as evidenced by the recognition of goodwill.	SharonAI
55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.	DSS is significantly larger than original SharonAI in terms of assets, revenues and earnings.	DSS

55-14: In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

	SharonAI initiated the purchase of DSS.	SharonAI

55-15: A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

The DSS Acquisition was primarily affected through equity issuance rather than cash, thus requiring assessment of the accounting acquirer based on the factors mentioned above, regardless of whether a new entity is formed.

Each of SharonAI and DSS have pre-combination activities and so would not be considered to be new entities formed solely for the issuance of equity interests.

Neutral

In evaluating the most substantial elements of the factors above in determining which of the combining entities obtained a controlling interest, we determined that SharonAI and its shareholders obtain a controlling interest and the ability to control the operations of the combined entity and appoint the board of directors through their majority voting interests in SharonAI subsequent to the DSS Acquisition.

General

12.	Please provide a tabular disclosure of the terms of any agreement, arrangement or understanding regarding restrictions on transfers by the SPAC sponsor and its affiliates. Refer to Item 1603 of Regulation S-K.

Response: We acknowledge the Staff’s comment and note that the Company is not a SPAC and as such is not subject to Item 1603 of Regulation S-K. Further, there are no agreements, arrangements or understandings regarding restrictions on transfers by the SPAC sponsor and its affiliates after the completion of the Business Combination.

13.	Please provide tabular disclosure in the prospectus of the difference between the price of securities issued in the SPAC’s IPO and its net tangible book value per share. Refer to Item 1602 of Regulation S-K.

Response: We acknowledge the Staff’s comment and and note that the Company is not a SPAC and as such is not subject to Item 1602 of Regulation S-K, however, the Company has revised its disclosures. See page 32 of the Amended Registration Statement.

14.	Please revise to include a dilution table complying with the requirements outlined in Item 1604(c) of Regulation S-K.

Response: We acknowledge the Staff’s comment and note that the Company is not a SPAC and as such is not subject to Item 1604(c) of Regulation S-K, however, the Company has revised its disclosures. See Cover Page and page 30 of the Amended Registration Statement.

15.	Please revise throughout to comply with each of the applicable components of Subpart 1600 of Regulation S-K, or tell us why it is not required.

Response: We acknowledge the Staff’s comment and and note that the Company is not a SPAC and as such is not subject to Item 1600 of Regulation S-K, however, the Company has revised its disclosures contained in the Amended Registration Statement as set forth above.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s counsel Alexandria Kane, Esq. at Loeb & Loeb LLP Tel. No. (212) 407-4831 or Email: akane@loeb.com or James A. Prestiano, Esq. at Loeb & Loeb LLP Tel. No. (212) 407-4831 or Email: jpresitano@loeb.com.

Thank you for your time and attention to this filing.

Sincerely,

Roth CH Holdings, Inc.

/s/ John Lipman
Name:	John Lipman
Title:	Chief Executive Officer

cc:	Alexandria Kane